UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   NAME OF COMPANY

     PEARSON PLC

2)   NAME OF DIRECTOR

     JOHN MAKINSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTORS OWN HOLDING

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     AS IN (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NOT APPLICABLE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     EXERCISE OF EXECUTIVE SHARE OPTIONS

7)   Number of shares/amount of
     stock acquired

     20,160

8)   Percentage of issued Class

     0.0025%

9)   Number of shares/amount
     of stock disposed

     20,160

10)  Percentage of issued Class

     0.0025%

11)  Class of security

     ORDINARY SHARES OF 25P EACH

12)  Price per share

     486.7P EXERCISE PRICE
     642P DISPOSAL PRICE

13)  Date of transaction

     13 APRIL 2005

14)  Date company informed

     13 APRIL 2005

15)  Total holding following this notification

     124,127 ORDINARY SHARES OF 25P EACH

16)  Total percentage holding of issued class following this notification

     0.01545%

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number.

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

      N/A

24)  Name of contact and telephone number for queries

     ANDY WILKINSON  0207 010 2252

25) Name and signature of authorised company official responsible for making this notification

     STEPHEN JONES


     Date of Notification

     13 APRIL 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result cf using this document or any such material.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 13 April 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary